Gmail

**Mason Arnold <me@masonarnold.com>**

# Wefunder

11 messages

**Mason Arnold** <mason@mostlygreen.life> Wed, May 4, 2022 at 10:17 AM
To: Felipe Vega <felipe@go-ironclad.com>, Jessica Kezar <jess@mostlygreen.life>

Great to see you last night Felipe! I have verified the paperwork does not call for any of your children, I"m sorry that didn't work out for you. :P Just go on the site and hit reserve.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

mostly green.life

Helping people navigate the crazy world of just trying to do the right thing for the planet 🌎

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**Jessica Kezar** <jess@mostlygreen.life> Wed, May 4, 2022 at 11:11 AM
To: Mason Arnold <mason@mostlygreen.life>
Cc: Felipe Vega <felipe@go-ironclad.com>

I think it sounds great, nice work! haha

Great to see you yesterday, Felipe, and thank you so much for the support of our WeFunder campaign and company launch!

Jess

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**Felipe Vega** <felipe@go-ironclad.com> Wed, May 4, 2022 at 12:22 PM
To: Jessica Kezar <jess@mostlygreen.life>
Cc: Mason Arnold <mason@mostlygreen.life>

Perfect! I'm traveling today but will get this done before Friday

Felipe

## Felipe Vega, Principal

IRONCLAD
CONSULTING SERVICES, LLC

**IronClad Consulting Services, LLC**
**512-797-8895 | felipe@go-ironclad.com**

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**Mason Arnold** <mason@mostlygreen.life> Tue, May 17, 2022 at 6:28 PM
To: Felipe Vega <felipe@go-ironclad.com>
Cc: Jessica Kezar <jess@mostlygreen.life>

Hey Felipe, checking in here. Lemme know if you wanna chat more. Thanks!
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**Felipe Vega** <felipe@go-ironclad.com> Wed, May 18, 2022 at 9:51 AM
To: Mason Arnold <mason@mostlygreen.life>
Cc: Jessica Kezar <jess@mostlygreen.life>

Mason

Haven't forgotten about you, just been under water with a client fundraise. I will get this completed by tonight

**Felipe Vega, Principal**

IRONCLAD
CONSULTING SERVICES, LLC

**IronClad Consulting Services, LLC**
**512-797-8895 | felipe@go-ironclad.com**

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**Mason Arnold** <mason@mostlygreen.life> Wed, May 18, 2022 at 10:30 AM
To: Felipe Vega <felipe@go-ironclad.com>
Cc: Jessica Kezar <jess@mostlygreen.life>

Awesome, thanks man! We'll go public next Wednesday, with you and a couple of others we should have $110k-ish, which is perfect so Wefunder will retarget people who visit our site and we can dial in marketing.
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**Mason Arnold** <mason@mostlygreen.life> Thu, May 19, 2022 at 6:09 PM
To: Felipe Vega <felipe@go-ironclad.com>
Cc: Jessica Kezar <jess@mostlygreen.life>

Hey can you go back in and reserve the funds? Click invest and if you choose wire transfer that's all you have to do you don't have to finish the investment. We can handle that later. We wanna get to that $100k

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--

Sent from Gmail Mobile, please excuse typos and anything that might offend you

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**Felipe Vega** <felipe@go-ironclad.com> Thu, May 19, 2022 at 6:40 PM
To: Mason Arnold <mason@mostlygreen.life>
Cc: Jessica Kezar <jess@mostlygreen.life>

I'll get this tonight, won't be able to make the happy hour, stuck on an investor call that's going to go freaking late

Felipe Vega
IronClad Consulting Services, LLC
512-797-8895 | felipe@go-ironclad.com

Sent from my iPhone. Please excuse any typos

On May 19, 2022, at 6:09 PM, Mason Arnold <mason@mostlygreen.life> wrote:

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**Mason Arnold** <mason@mostlygreen.life> Mon, May 23, 2022 at 6:09 PM
To: Felipe Vega <felipe@go-ironclad.com>
Cc: Jessica Kezar <jess@mostlygreen.life>

Hey really sorry I have one more ask. Wefunder site is weird and you have to reserve the $25k for it to show up in the totals. I see you accepted the leave investor invite and indicate the amount there, but that doesn't show up in totals. If you log-in and click 'invest' and say you'll wire the money, you don't have to do anything else. It'll reserve that amount for you until you're ready to fund. Hoping to go public Wednesday. Thanks!

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**Felipe Vega** <felipe@go-ironclad.com> Mon, May 23, 2022 at 8:37 PM
To: Mason Arnold <mason@mostlygreen.life>
Cc: Jessica Kezar <jess@mostlygreen.life>

Ok correct and went ahead and funded already. Let me know if you need anything else.

**Felipe Vega, Principal**

IRONCLAD
CONSULTING SERVICES, LLC

**IronClad Consulting Services, LLC**
**512-797-8895 | felipe@go-ironclad.com**

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**Mason Arnold** <mason@mostlygreen.life> Mon, May 23, 2022 at 9:16 PM
To: Felipe Vega <felipe@go-ironclad.com>
Cc: Jessica Kezar <jess@mostlygreen.life>

Amazing thanks!!
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# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.